UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

(Translation of registrant’s name into English)

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdong Province, China 518000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Entry Into A Material Definitive Agreement

On June 5, 2024, Huahui Education Group Limited (the “Company” or “Registrant”)’s wholly-owned subsidiary Huahui (Shenzhen) Education Technology Co., Ltd. (“Huahui Shenzhen”) entered into a Harmony Operating System Training and Development Service Provider Agreement (the “Agreement”) with Harmony Eco-system Services (Shenzhen) Co., Ltd. (“Harmony”), a Chinese company that developed a computer operating system called Harmony Operating System (the “Harmony OS”) and an affiliate of Huawei Technologies Co., Ltd. The newly-developed Harmony OS manages computer hardware and software resources and provides common services for computer programs. The Harmony OS operating system is geared to be used on smart and AI-enabled devices.

Pursuant to the Agreement, Huahui Shenzhen was appointed as a Harmony Golden Service Provider. Upon completion of its staff’s training by Harmony and in reliance on Harmony approved infrastructure and licensed training materials, Huahui Shenzhen will become qualified to offer Harmony training to companies and individual engineers, who will be able to engage in further program development on the Harmony OS platform. As Harmony’s Golden Service Provider, Huahui Shenzhen will utilize Harmony’s reputation and customer base to collect information about smart device companies’ needs for operating systems and refer such opportunities to those of its customers who have completed the Harmony training with Huahui Shenzhen.

While Harmony’s Golden Service Provider status enables the Company to operate in a new area of AI professional training and provides a new business generation opportunity to the Company, there is no assurance the Company will be successful in this effort.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 2, 2024

Huahui Education Group Limited (Registrant)

/s/ Shufang Zeng
Shufang Zeng
Chief Executive Officer and President